FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 December, 2002



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC



This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on December 23, 2002, in English regarding resolutions passed at the Extraordinary General meeting.

         A press release of Huaneng Power International Inc. on December 23, 2002, in English regarding a resolution passed at the first meeting of the fourth session of the Supervisory Committee.

         A press release of Huaneng Power International Inc. on December 23, 2002, in English regarding resolutions passed at the first meeting of the fourth session of the Board of Directors .

          A press release of Huaneng Power International Inc. on December 29, 2002, in English regarding Huaneng Power International having full support in its development from the restructured Huaneng Group.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUANENG POWER INTERNATIONAL, INC.
(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
 THE EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting ("EGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Monday, 23rd December 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Li Xiaopeng, Chairman of the Company, presided over the EGM as the Chairman of the EGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting. After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved to approve the following special resolution and ordinary resolutions:-

Special resolution:

1.

The proposal regarding amendments to the articles of association of the Company was approved.

Ordinary resolutions:

2.

The proposal for change of session of directors was approved as follows (Note
1):

2.1

Elect Mr. Li Xiaopeng as Director of the Company.

2.2

Elect Mr. Wang Xiaosong as Director of the Company.

2.3

Elect Mr. Ye Daji as Director of the Company.

2.4

Elect Mr. Huang Jinkai as Director of the Company.

2.5

Elect Mr. Liu Jinlong as Director of the Company.

2.6

Elect Mr. Shan Qunying as Director of the Company.

2.7

Elect Mr. Yang Shengming as Director of the Company.

2.8

Elect Mr. Xu Zujian as Director of the Company.

2.9

Elect Mr. Gao Zongze as Independent Director of the Company.

2.10

Elect Mr. Zheng Jianchao as Independent Director of the Company.

2.11

Elect Mr. Qian Zhongwei as Independent Director of the Company.

2.12

Elect Mr. Xia Donglin as Independent Director of the Company.

3.

The proposal for change of session of supervisors was approved as follows (Note
2):

3.1

Elect Mr. Wei Yunpeng as Supervisor of the Company.

3.2

Elect Mr. Pan Jianmin as Supervisor of the Company.

3.3

Elect Mr. Liu Shuyuan as Supervisor of the Company.

3.4

Elect Mr. Li Yonglin as Supervisor of the Company.

3.5

Elect Mr. Shen Weibing as Supervisor of the Company.

3.6

Elect Mr. Shen Zongmin as Supervisor of the Company.

4

The establishment of Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee under the Board of Directors was approved.

5.

The terms of the Entrusted Management Agreement (as defined in the announcement made by the Company dated 7th November 2002) entered into by the Company, China Huaneng Group and Huaneng International Power Development Corporation on 6th November 2002, and the transaction contemplated therein, were approved and confirmed.

The above special resolution and ordinary resolutions were reviewed and approved at the EGM of the Company held on 23rd December 2002 in Beijing.

Note 1:

Due to the change of the session of directors, Messrs. Chen Baoliang, Huang Long, Hu Jianmin, Wu Dawei, Liu Guoyue, Wang Defeng, Bai Changnian, Shen Weibing and Shen Zongmin are no longer be the Directors of the Company.

Note 2:

Due to the change of the session of supervisors, Messrs. Ju Zhanghua and Pan Jianmin are no longer be the Supervisors of the Company.

         By Order of the Board
Li Xiaopeng
Chairman

Beijing, the PRC
23rd December 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUANENG POWER INTERNATIONAL, INC.
(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT FOR RESOLUTION PASSED AT
 THE FIRST MEETING OF THE FOURTH SESSION
 OF THE SUPERVISORY COMMITTEE

On 23rd December 2002, the first meeting of the Fourth Session of the Supervisory Committee of Huaneng Power International, Inc. (the "Company") was convened at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Seven Supervisors were eligible to attend the meeting. A total of seven Supervisors attended the meeting (either in person or by proxy). The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Wei Yunpeng presided over the meeting. The following was resolved at the meeting:

"That the proposal regarding the appointment of the Chairman and Vice-chairman of the Fourth Session of the Supervisory Committee was considered and approved to the effect that Mr Wei Yunpeng be elected as the Chairman and Mr Liu Shuyuan be elected as the Vice-chairman of the Fourth Session of the Supervisory Committee of the Company."

         Supervisory Committee
of
Huaneng Power International, Inc.

Beijing, the PRC
23rd December 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUANENG POWER INTERNATIONAL, INC.
(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
THE FIRST MEETING OF THE FOURTH SESSION
OF THE BOARD OF DIRECTORS

On 23rd December 2002, the Board of Directors ("the Board") of Huaneng Power International, Inc. (the "Company") convened the first meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Twelve Directors were eligible to attend the meeting. The attendants of the meeting included twelve Directors (either in person or by proxy), the Secretary of the Board, the Supervisors and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Li Xiaopeng presided over the meeting. The following resolutions were considered and approved at the meeting:-

1.

That the proposal regarding the election of the Chairman and Vice-chairman of the Fourth Session of the Board was approved as follows:-

Mr Li Xiaopeng was elected the Chairman of the Board;

Mr Wang Xiaosong was elected the Vice-chairman of the Board.

2.

That the proposal regarding the election of the chairmen and members of the Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee was approved as follows:-

Strategy Committee:

Chairman:
 Mr Li Xiaopeng

Vice-chairman:

Mr Zheng Jianchao

Members:
 Mr Wang Xiaosong, Mr Ye Daji, Mr Huang Jinkai, Mr Liu Jinlong and Mr Qian Zhongwei

Audit Committee:

Chairman:
 Mr Xia Donglin

Members:
 Mr Wang Xiaosong, Mr Shan Qunying, Mr Zheng Jianchao and
Mr Qian Zhongwei

Nomination Committee:

Chairman:
 Mr Qian Zhongwei

Members:
 Mr Huang Jinkai, Mr Yang Shengming, Mr Gao Zongze and
Mr Zheng Jianchao

Remuneration and Appraisal Committee:

Chairman:
 Mr Gao Zongze

Members:
 Mr Liu Jinlong, Mr Xu Zujian, Mr Zheng Jianchao and Mr Xia Donglin

3.

That the proposal regarding the appointment of the Vice President, Chief Economic Engineer and Chief Accountant of the Company was approved as follows:-

The appointment of Mr Na Xizhi as the Vice President of the Company was approved;

The appointment of Mr Li Shiqi as the Chief Economic Engineer of the Company was approved;

The appointment of Mr Huang Jian as the Chief Accountant of the Company was approved.

4.

That the proposal regarding the establishment of certain departments within the Company was approved.

The above resolutions were considered and approved on 23rd December 2002 in Beijing.

         By Order of the Board
Li Xiaopeng
Chairman

Beijing, the PRC
23rd December 2002

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                   Will Have Full Support in Its Development
                      from the Restructured Huaneng Group


(Beijing, China, December 29, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that it will continue to have full support from the restructured China Huaneng Group ("Huaneng Group").

The establishment of the new companies formed (restructured) as a result of the restructuring of China's electric power sector was held at the Great Hall of the People today morning. The restructured Huaneng Group conducted a general managers' meeting this afternoon at which Huaneng Group reiterated its full support of the Company's development. Huaneng Group will continue to support the Company in the operation and management of the Company's own power plants as well as the power plants entrusted by Huaneng Group, and in developing new projects and completing existing projects. Furthermore, Huaneng Group will give preferential right to the Company when it comes to transfer of power assets and equity interests as well as development of greenfield projects, and will help to ensure a sustainable, stable and healthy development of the Company so as to bring stable long-term growth on investment returns to its shareholders.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 13,895MW in equity basis and entrusted power generation capacity of 1,0629MW in equity basis, the Company is the largest independent power producer in China.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                 Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.            Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                 Tel: (852) 2520 2201 / 9277 8595
Fax: (8610) 6649 1860                        Fax:(852) 2520 2241
Email: ir@hpi.com.cn

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                         HUANENG POWER INTERNATIONAL, INC.

                                            By /s/ Wang Xiaosong
                                               ---------------------------

                                            Name: Wang Xiaosong
                                            Title: Vice Chairman


Date: December 30, 2002